EXHIBIT 99.1
Notice to ASX/LSE

25 February 2022

Rio Tinto Board Change

Hinda Gharbi has notified the Board of her intention to step down as a non-executive director of Rio Tinto at the conclusion of the Rio Tinto plc AGM on 8 April 2022. Ms Gharbi, who has served on the Rio Tinto Board since 2020, is stepping down in order to concentrate on joining Bureau Veritas, initially as Chief Operating Officer and transitioning in 2023 to the position of Chief Executive Officer.

Rio Tinto chairman Simon Thompson said “I would like to thank Hinda for her considerable contribution to the Board over the last two years and for her wise counsel. On behalf of the Board, I wish Hinda well for the future, particularly in her new role at Bureau Veritas.”

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE    Page 2 of 2